Prosper Funding LLC

Prosper Marketplace, Inc.

221 Main Street, 3rd Floor

San Francisco, CA 94105

September 21, 2021

VIA EDGAR

David Lin

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Prosper Funding LLC and Prosper Marketplace, Inc.
Registration Statement on Form S-1 filed July 7, 2021, as amended by Amendment No. 1 to Registration Statement on Form S-1 filed September 21, 2021
File No. 333-257739 and 333-257739-01

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statements so that they will become effective September 23, 2021 at 12:00 p.m. Eastern Time, or as soon thereafter as practicable. Please call Matthew Gehl at 212-841-1113 to provide notices of effectiveness.

In connection with this request for effectiveness, Prosper Funding LLC and Prosper Marketplace, Inc. (the “Registrants”) acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•	the actions of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, do not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosures in the filings; and

•	the Registrants may not assert staff comments and the declarations of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Prosper Funding LLC
Prosper Marketplace, Inc.

By:	/s/ Edward R. Buell III
Edward R. Buell III
General Counsel and Secretary

cc:	Brian Rosenzweig, Esq.
Matthew Gehl, Esq.
Sarah Griffiths, Esq.